

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Michael Guthrie
Chief Financial Officer
Roblox Corporation
970 Park Place
San Mateo, CA 94403

> **Re: Roblox Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed May 10, 2023**
> **File No. 001-39763**

Dear Michael Guthrie:

We have reviewed your June 8, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2023 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 27

1. You state in your response to prior comment 2 that MAU information could be inflated by users who have multiple accounts and are therefore tracked as separate active users, which you believe may cause confusion for investors. We also note that similar circumstances may exist in the DAU measure, which you explain on page 3 where you state that DAUs are not a measure of unique individuals accessing Roblox. Please explain further why you are unable to provide MAU and DAU/MAU information along with an explanation regarding the fact that a single user may have multiple accounts, similar to what you provide for DAUs.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mark Reinstra, General Counsel